17008844

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SEC Mail Processing Section MAR 02 2017 Washington DC 416

SEC FILE NUMBER
8- 65902

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2805
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan — (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company
(Name – *if individual, state last, first, middle name)*

10 Cutter Mill Road	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

HOMAN ALAEI
Notary Public - State of New York
NO. 01AL6336784
Qualified in New York County
My Commission Expires Feb 8, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER LEAF PARTNERS, LLC

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Silver Leaf Partners, LLC
New York, NY

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, cash flows for the year then ended. These financial statements are the responsibility of Silver Leaf Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Silver Leaf Partners, LLC's financial statements. The supplemental information is the responsibility of Silver Leaf Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 28, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

SILVER LEAF PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalent	$ 173,130
Receivable from clearing organization	22,201
Receivables from customers	47,225
Property and equipment, net	45,968
Deposit with clearing organization	100,000
Prepaid and other assets	34,111
Total assets	$ 422,635

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	396,237
Total liabilities	396,237
MEMBER'S EQUITY	26,398
Total liabilities and member's equity	$ 422,635

These financial statements and schedules are deemed confidential pursuant to subparagraph (c)(3) of Rule 17a-5 of the Securities and Exchange Commission. See accompanying notes to financial statements.

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003. The Company has no liabilities subordinated to claims of creditors during the year ended December 31, 2016.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Receivables

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2016 the Company has not established an allowance for doubtful accounts as they believe all receivables are collectable.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment, which carried a cost of $160,929 as of December 31, 2016, is computed on the straight-line method with estimated useful lives of 2 to 7 years. Accumulated depreciation totaled $114,961 and related depreciation expense totaled $17,030 for the year ended December 31, 2016, respectively.

Revenue Recognition

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur. The Company receives third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company records third party marketing revenue when earned and reasonably estimable, net of the amount owed to the third party marketer.

Guaranteed Payments to Member

Guaranteed payments to the member that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the company, but rather, as part of the allocation of net income.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the accompanying Statement of Income under other expenses. Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. As of December 31, 2016, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company's income tax returns are subject to examination by the taxing authority, generally for three years after they were filed. There are presently no ongoing income tax examinations.

(3) LEASE COMMITMENTS

The Company leases office space in New York under a five-year lease which expires in June 2018. The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2016 was $277,884. Future minimum rental payments under this lease agreement are as follows: $254,394 in 2017 and $128,922 in 2018 for a total commitment of $383,316.

The firm has operating leases for two copy machines. Lease expense for the year ended December 31, 2016 was $4,404. Future payments under this lease agreement are $4,404 in 2017 and $2,412 in 2018 for a total commitment of $6,816.

(4) FINRA ARBITRATION

On December 27, 2016, the Company was informed by FINRA Dispute Resolution that the Company and eight other respondents had an arbitration award issued against them on a joint and several basis for approximately $20 million. Because the award was issued as "joint and several", FINRA net capital rules required the Company to reflect the entire amount of the award on its 2016 financial statements causing a reported loss of ($20,034,544) with a net capital deficit of ($19,900,073) pending any settlement or other disposition. Subsequent to year end, the Company arrived at a settlement agreement with the Claimant and as a result revised the liability accordingly as reflected in the attached financial statements.

(5) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Pershing, LLC (the *"Clearing Broker"*). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2016, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2016 settled with no resultant loses incurred by the Company. As of December 31, 2016, the Company has a deposit with its clearing broker in the amount of $100,000.

The Company has a five-year revenue sharing agreement whereby the Company pays 10% of a defined portion of the Company's revenues in excess of $500,000. The revenue sharing agreement expires on December 31, 2021.

The Company is subject to dispute actions from time to time in the ordinary course of business. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

(6) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital deficit of ($101,288) and net capital requirements of $26,416 resulting in a net capital deficiency in excess of requirement of $127,704. The ratio of aggregate indebtedness to net capital was minus 3.91 to 1. These net capital requirements may effectively restrict the Company's ability to make distributions to its members. The Company filed the required 17a-11 notification to FINRA for the period of the net capital deficit.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital deficit of ($101,288) and net capital requirements of $45,000 resulting in a net capital deficiency in excess of requirement of $146,288.

The Company has cured its non-compliance with FINRA and NFA due to member contributions of $624,000 in January 2017.

(7) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on February 28, 2017. As cited in Note 4, the Company was mandated by FINRA rules to reflect the entire amount of the arbitration award since the Company's actual liability was undefined at the time it was announced on December 27, 2016. The Company negotiated and arrived at a settlement agreement on January 10, 2017 and revised the liability accordingly. As cited in Note 6 the Company cured its non-compliance with FINRA and NFA due to member contributions of $624,000 in January 2017.